UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 11-K

Washington, D.C. 20549

FOR ALL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934.

(Mark One)

[ X ]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[    ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to _____________________________

Commission file number: 1-4797

ILLINOIS TOOL WORKS INC.

(Exact name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Delaware	36-1258310
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

3600 West Lake Avenue, Glenview, IL	60026-1215
(Address of principal executive offices)	(Zip Code)

Telephone number, including area code: (847) 724-7500

ITW Bargaining Savings and Investment Plan

Financial Statements

As of December 31, 2003 and 2002

Together with the Report of the Independent Registered Public Accounting Firm

Plan Number 039

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee
of Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for benefits of the ITW Bargaining Savings and Investment Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversights Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
Chicago, Illinois
June 22, 2004

ITW BARGAINING

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2003 and 2002

Employer Identification Number 36-1258310, Plan Number 039

	2003	2002

ASSETS:
Other receivables-	$30	$23

Investments, at fair value-
Participant loans	495,447	494,066
Proportionate share of Master Trust assets	11,620,383	10,237,753

Total investments	12,115,830	10,731,819

Total assets	12,115,860	10,731,842
LIABILITIES:
Fees payable	8	8

NET ASSETS AVAILABLE FOR BENEFITS	$12,115,852	$10,731,834

        The accompanying notes to financial statements are an integral part of these statements.

ITW BARGAINING

SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2003

Employer Identification Number 36-1258310, Plan Number 039

INCREASES (DECREASES):
Contributions-
Company	$257,521
Participant	468,160

Total contributions	725,681

Net investment income-
Participant loan interest	24,725
Proportionate share of Master Trust net investment income	2,080,629
Other income	115

Net investment income	2,105,469

Benefits paid to participants	(1,447,104)
Administrative expenses	(28)

Net increase	1,384,018
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	10,731,834

End of year	$12,115,852

        The accompanying notes to financial statements are an integral part of this statement.

ITW BARGAINING

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

Employer Identification Number 36-1258310, Plan Number 039

1. DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the ITW Bargaining Savings and Investment Plan (the “Plan”). Participants should refer to the plan document for a more complete description of the Plan’s provisions.

      General

The Plan is a defined contribution plan in which employees covered by collective bargaining agreements of participating business units of Illinois Tool Works Inc. and its subsidiaries (the “Company”) are eligible to participate in the Plan on the first day of the month following the completion of six months of service. Established on January 1, 1991 and as subsequently amended, the Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The funding vehicle for the Plan is the ITW Savings and Investment Trust (the “Master Trust”) at Putnam Fiduciary Trust (the “Trustee”). The Trustee serves as investment manager for the Putnam funds, recordkeeper, and trustee.

      Participant and Company Contributions

Participants may contribute amounts from a minumum of 1% to a maximum of 50% of eligible compensation to their pre-tax and after-tax accounts. Separately, the maximum pre-tax account contribution is 50% of eligible compensation, while the maximum after-tax account contributions is 10%. The combined pre-tax and after-tax contributions cannot exceed 50% of eligible compensation. Participants may change their contribution percentages with each payroll.

Beginning September 1, 2002, partipants who are at least age 50 during the plan year may be eligible to contibute an additional amount to the Plan on a pre-tax basis. This additional amount, known as a “catch-up” contribution, is subject to an annual maximum amount.

Participant and Company contributions may begin with the attainment of the eligibility requirements of the Plan. The Company provides a contribution based on formulas set forth for each participating business unit of the Company.

      Investment Funds

Effective November 24, 2003, there are twenty-five investment options in which participants may choose to invest. Previously, there were twenty-eight investment options in which participants chose to invest. Investment income in each fund is allocated daily among the participants’ balances in each fund, except for the Putnam Money Market Fund and the Stable Asset Fund. These two funds allocate income to participant account balances monthly.

For each of the funds valued daily, investment income is allocated to participant accounts based on the previous day’s closing share value times the number of shares in their account. For the monthly valued funds, a month-end share value is determined by the Trustee from the investments and allocated to participant accounts based on the number of shares in their account.

Participants may change their investment elections or transfer their balances between funds in multiples of 1% on any given day.

      Vesting

Participants’ interest in their employee contribution accounts are fully vested at all times. Eligible participants’ interest in their Company contribution accounts are fully vested.

      Participant Loans

Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their accounts. Loans bear a reasonable rate of interest, are secured by a portion of the participants’ accounts and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds but are credited with the interest payments made pursuant to the loan agreements.

      Benefits

Upon termination of employment or death of a plan member, participants may receive a lump-sum payment of their account balances. Additional optional payment forms are available at the election of the participant.

2. SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting

        The financial statements of the Plan are prepared on the accrual basis of accounting.

      Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Investment Valuation and Income Recognition

Investments (other than those of the Stable Asset Fund) are reported at fair values based on quoted market prices of the underlying securities in which each fund invests. Investments of the Stable Asset Fund consist of fully benefit-responsive investment contracts and are reported at contract value, which approximates fair market value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

      Net Appreciation/Depreciation

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The Plan’s unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan’s proportionate share of the Master Trust net investment income or loss.

      Reclassification

        Certain items in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

3. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has benefit-responsive investment contracts. The accounts for these contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4 and 5 percent for 2003 and 2002, respectively.

4. ADMINISTRATIVE EXPENSES

Investment evaluation and Trustee expenses are paid through the Master Trust. Trustee expenses are allocated to the plans in the Master Trust. These expenses are prorated to the Plan based on the Plan assets in relation to the Master Trust assets.

In addition, certain administrative expenses of the Plan are paid from plan assets to the extent permissible by law. Other outside professional and administrative services are paid by or provided by the Company.

5. ADMINISTRATION

All funds are deposited with and held for safekeeping by the Trustee under a master trust agreement with the Company. The master trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund. Other administrative services, such as participant recordkeeping, are performed by the Trustee.

6. RELATED PARTY TRANSACTIONS

The Trustee is a party-in-interest according to Section 3(14) of ERISA. Through the Master Trust, the Trustee serves as plan fiduciary, investment manager and custodian to the Plan. As defined by ERISA, any person or organization which provides these services to the Plan is a related party-in-interest. Fees paid by the Master Trust to the Trustee were $74,365 for the year ended December 31, 2003.

The Company is also a party-in-interest according to Section 3(14) of ERISA. The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. TAX STATUS

The Plan obtained its latest determination letter on March 12, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

9. MASTER TRUST

The Master Trust was established for the investment asets of the Plan and other Company sponsored retirement plans. Certain amounts in the Plan’s financial statements represent the Plan’s proportionate share of the corresponding total of the Master Trust net assets and investment income.

        The net Master Trust assets as of December 31, 2003 and 2002 are as follows:

	2003	2002

Assets-
Dividends receivable	$1,367,279	$1,311,606

Investments, at fair value-
Interest - bearing cash	25,421,283	18,000,700
Company common stock	417,687,295	369,872,990
Common stock	118,289,773	57,349,583
Preferred stock	156,649	--
Value of interest in registered investment companies	941,988,107	793,179,746
Investment contracts with insurance companies	235,364,920	225,089,452

Total investments	1,738,908,027	1,463,492,471

Net Master Trust assets	$1,740,275,306	$1,464,804,077

The Plan’s proportionate share of the Master Trust’s assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets. The Plan’s proportionate share of the Master Trust’s assets was 1% at December 31, 2003 and 2002.

Net investment income relating to the common assets of the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan. For the year ended December 31, 2003, the earnings on investments of the Master Trust are as follows:

Net investment income-
Interest-
Interest-bearing cash	$163,411
Interest from investment contracts with insurance
companies	11,282,031

Total interest	11,445,442
Dividends on Company common stock	4,972,947
Net gain on sale of assets	29,817,145
Unrealized appreciation of assets	90,391,850
Net investment income from registered investment
companies	181,644,338

Net investment income	$318,271,722

The Plan’s proportionate share of the Master Trust’s net investment income represents an allocation of the common income.

Schedule H, Line 4i

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

As of December 31, 2003

Employer Identification Number 36-1258310, Plan Number 039

Identity of Issuer/Description of Investments	Market Value

*Participant loans**	$495,447

*Party-in-interest

**Interest rates on loans to participants with balances outstanding at December 31, 2003, lowest 4.00% to highest 13.00%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on June 25, 2004.

Dated: June 25, 2004	/s/ Robert T. Callahan
Robert T. Callahan
Senior Vice President, Human Resources